SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

CNPJ/MF nº 33.042.730/0001-04

NIRE nº 35-3.0039609.0

Ms. Ana Lucia da Costa Pereira

Superintendence of Listing and Supervision of Issuers

B3 S.A. – Brasil, Bolsa, Balcão

Cc:

CVM - Brazilian Securities and Exchange Commission

Mr. Fernando Soares Vieira - Superintendent of Business Relations

Mr. Francisco José Bastos Santos - Superintendent of Market Relations and Intermediaries

Ref.: Official letter no. 330/2019-SLS, dated May 22, 2019, requesting clarification on news published in the media.

COMPANHIA SIDERÚRGICA NACIONAL ("CSN" or "Company"), in view of the above-mentioned letter, whose contents of the consultation are transcribed below, present the clarifications requested:

"In a report published by the newspaper Valor Econômico on 05/22/2019 under the heading" CSN negotiates an ore contract with Chinese Citic and Minmetals ", among other information, CSN has:

1. At least two interested parties, the Chinese Citic and China Minmetals, already in advanced negotiations with the company, through the "streaming" agreement - advance sale of future iron ore flow;

2. Plan to raise US$500 million with this operation.

We request clarification on the items indicated, until 05/23/2019, with your confirmation or not, as well as other information considered important. "

The Company clarifies that it has been informing the market about its debt reduction plan in its teleconferences of disclosure of results. As already informed, the Company evaluates several alternatives, which include, in addition, the anticipated sale of iron ore through a streaming structure.

In this sense, the Company confirms that it maintains negotiations with several groups of investors, and at this time it is premature to elaborate scenarios on the outcome of this process, and there is no fact that merits disclosure to the market under the terms of the legislation in force.

We are at your disposal for any further clarification that may be required.

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

CNPJ/MF nº 33.042.730/0001-04

NIRE nº 35-3.0039609.0

São Paulo, May 22, 2019.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 22, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.